EXHIBIT 12

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  (In Thousands, Except Ratios)

                                   Twelve
                                Months Ended
                                 March 31,    Year Ended December 31
                                  2001(1)       2000(1)      1999
                                -----------   ----------  ---------
Earnings:
  Net income                         $17,505      $11,209    $29,742
    Income taxes                       7,185        7,251     16,734
    Fixed charges (see below)         27,916       22,740     17,691
                                  ----------     --------   --------
       Total adjusted earnings       $52,606      $41,200    $64,167
                                  ----------     --------   --------
Fixed charges:
  Total interest expense             $27,585      $22,409    $16,969
  Interest component of rents            331          331        722
                                  ----------    ---------   --------
       Total fixed charges           $27,916      $22,740    $17,691
                                  ----------    ---------   --------
Ratio of earnings to fixed
charges                                  1.9          1.8        3.6
                                ============    =========  =========



                                          Year Ended December 31
                                         1998     1997(2)     1996
                                      ---------  ---------  --------
Earnings:
  Net income                             $26,825    $13,648   $36,121
    Income taxes                          14,058      7,813    21,637
    Fixed charges (see below)             16,133     17,782    17,154
                                       ---------  ---------  --------
       Total adjusted earnings           $57,016    $39,243   $74,912
                                       ---------  ---------  --------
Fixed charges:
  Total interest expense                 $15,802    $17,049   $16,200
  Interest component of rents                331        733       954
                                       ---------  ---------  --------
       Total fixed charges               $16,133    $17,782   $17,154
                                       ---------  ---------  --------
Ratio of earnings to fixed charges           3.5        2.2       4.4
                                       =========  =========  ========






   (1) Merger and integration related costs incurred for the twelve months ended March 31, 2001 and for the year ended December 31, 2000 totaled $3.7 million and $16.8 million, respectively. These costs relate primarily to transaction costs, severance and other merger and acquisition integration activities.

        As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by Indiana Gas are reflected in operation and maintenance expenses in the accompanying financial statements. As a result of the shortened useful lives, additional fees were incurred by Indiana Gas. For the twelve months ended March 31, 2001 and for the year ended December 31, 2000, these additional fees increased operation and maintenance $14.6 million and $11.4 million, respectively.

        In total, merger and integration related costs incurred for the twelve months ended March 31, 2001 and for the year ended December 31,2000 were $18.5 million ($12.4 million after tax) and $28.2 million ($19.5 million after tax), respectively. Before merger and integration charges, Indiana Gas' ratio of earnings to fixed charges for the twelve months ended March 31, 2001 was 2.3 and for the year ended December 31, 2000 was 2.7.

   (2) The Indiana Gas Board of Directors authorized management to undertake the actions necessary and appropriate to restructure Indiana Gas 'operations and recognize a resulting restructuring charge of $39.5 million ($24.5 million after tax) which included estimated costs related to involuntary workforce reductions. Indiana Gas' ratio of earnings to fixed charges for 1997 before restructuring costs was 4.4.